Exhibit 99.1

China Rapid Finance Invited to Pivotal Regulatory Compliance Event

SHANGHAI, September 17, 2018 /PRNewswire/ -- China Rapid Finance Limited (“XRF” or “the Company”) (NYSE: XRF), operator of one of China's largest consumer lending marketplaces, announced that its senior executives participated in the Compliance Inspection Training Conference which was hosted by the National Internet Finance Association of China (“NIFA”) in Beijing, China on August 29, 2018.

NIFA is the quasi-government body jointly formed by the People’s Bank of China (“PBOC”), the China Banking and Insurance Regulatory Commission (“CBIRC”), and the China Securities Regulatory Commission.  XRF is a founding member of NIFA.  Out of thousands of marketplace lending companies, an exclusive group of around 100 industry leaders were invited to the conference including  widely recognized and respected tier-one publicly listed companies, large private companies, and platforms funded by State-owned enterprises.

The National Online Lending Rectification Office has instructed NIFA, together with local regulatory offices, to oversee the industry’s nationwide rectification work, a prerequisite to compliance registration for P2P lending platforms.  The Compliance Inspection Training Conference marked a meaningful step forward in China’s compliance inspection and rectification process, officially announcing NIFA’s 119 self-inspection rules and kicking off the nationwide self-inspection process led by NIFA.

Mr. Dong Rong Li, Chairman of NIFA and former deputy head of the PBOC, moderated the event and clearly presented the operational guidance and self-check plan for the current stage of the rectification process.  XRF’s attending executives were honored to participate in this special event, which featured in-depth discussions about regulatory policies and disciplinary standards. XRF looks forward to its continued participation in future NIFA and related events.

About China Rapid Finance

China Rapid Finance operates a leading online consumer finance marketplace in China, facilitating millions of loans annually. The Company deploys machine learning and proprietary decision technology to facilitate affordable digital credit for one of the world's largest untapped consumer credit markets: China's mobile-active consumers. China Rapid Finance utilizes its proprietary, mobile-first technology to efficiently select creditworthy consumers for its platform. The Company facilitates smaller, shorter-term initial loans to these qualified consumers and then enables larger, longer-term loans for returning borrowers who demonstrate positive credit behavior. This differentiated strategy positions the platform to attract and retain high quality consumers who generate significant customer lifetime value. China Rapid Finance was founded by Dr. Zane Wang, who has decades of consumer credit experience in the U.S. and China, and is governed by a global board of directors.

For more information:

http://ChinaRapidFinance.InvestorRoom.com

http://twitter.com/XRFChina

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "may," "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations from management in this announcement, China Rapid Finance's financial outlook as well as China Rapid Finance's strategic and operational plans contain forward-looking statements. China Rapid Finance may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Rapid Finance's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: unexpected difficulties in China Rapid Finance's pursuit of its goals and strategies; the unexpected developments, including slow growth, in the consumer lending market; reduced demand for, and market acceptance of, China Rapid Finance's products and services; difficulties keeping and strengthening relationships with borrowers or investors; difficulties of expanding data and channel partnerships, potentially costly servicing activities; competition in the consumer lending market; PRC governmental regulations and policies; and general economic and business conditions in the regions where China Rapid Finance provides products and services. Further information regarding these and other risks is included in China Rapid Finance's reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this announcement and in the attachments is as of the date of this announcement, and China Rapid Finance undertakes no duty to update such information except as required under applicable law.

Investor Relations Contacts:

In China:

China Rapid Finance
Marlene Pan
Tel: +86 (21) 6032-5999
Email: IR@crfchina.com

Or

The Blueshirt Group

Gary T. Dvorchak, CFA
Tel: +86 (138) 1079-1480
Email: gary@blueshirtgroup.com

In US:

The Blueshirt Group

Ralph Fong
Tel: +1 (415) 489-2195
Email: ralph@blueshirtgroup.com